Samuel E. Whitley
Partner, Corporate and Securities Law
(Direct) 281.206.0433
swhitley@whitley–llp.com

November 3, 2020

Attn.: Mr. Ronald Alper

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: The Emancipation Fund Initiative LLC

Amendment No. 1 to Draft Offering Statement on Form 1-A

Filed September 16, 2020

File No. 367-00255

Dear Mr. Alper:

Our Firm represents The Emancipation Fund Initiative LLC (the “Company”) with respect to its Draft Offering Statement on Form 1-A (the “DOS”) filed with the Securities and Exchange Commission (the “Commission”) on July 24, 2020, and Amendment No. 1 to the DOS filed with the Commission on September 15, 2020 ( “Amendment No. 1”).

We are in receipt of the comment letter dated October 7, 2020 received from the Staff of the Division of Corporation Finance (the “Staff”) with respect to Amendment No. 1.

The Company is concurrently filing via EDGAR Amendment No. 2 to the DOS (“Amendment No. 2”).

This correspondence is to respond to the items set forth in the Staff’s October 7, 2020 comment letter regarding Amendment No. 1. The Staff’s comment is set forth in italics, and our response is set forth immediately below each item. Capitalized terms not defined herein have the meanings ascribed to them in Amendment No. 2.

1.	We note your response to comment 1 that the renewal of the notes is included in the total offering amount. Please provide your analysis as to why you believe this offering is a continuous offering pursuant to Rule 251(d)(3), rather than a delayed offering, since the renewal notes will not be offered until at the maturity of the initial offering of notes.

Response: We have had several substantive discussions with the Staff regarding this matter, and we appreciate the Staff’s time and willingness to consider our position on the delayed offering issue. Pursuant to our last conference call on October 29, 2020, we understand that the Staff’s concern with respect to the renewal of the Notes being considered a delayed offering is due to the fact that the Company reserved the right to amend all of the terms of the Notes upon renewal, not just the interest rate. Accordingly, Amendment No. 2 states that the interest rate may be changed upon renewal, and that all other terms of the Notes will remain the same upon renewal. We note also that the Company will commence offering of the Notes within two days after the qualification date, the offering will continue for a period in excess of 30 calendar days from the date of qualification, and the offering is for an amount of Notes reasonably expected to be offered and sold within two years from the qualification date, as required by Rule 251(d)(3)(F) for a continuous offering pursuant to that rule. Accordingly, with the above change being made to the renewal process in Amendment No. 2, we believe that the Company’s offering of the Notes represents a continuous offering under Rule 251(d)(3)(F), rather than a delayed offering.

We hope that this information is responsive to the Staff’s comments, and we look forward to the Commission qualifying Amendment No. 2 as soon as possible.

Thank you.

Very truly yours,

Whitley LLP Attorneys at Law

By: /s/ Samuel E. Whitley________________

Samuel E. Whitley

Partner, Corporate and Securities Law